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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5 1645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2008___ AND ENDING___12/31/2008___
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *AmREIT Securities Company*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___8 Greenway Plaza, Suite 1000___
(No. and Street)

___Houston___   ___TX___   ___77046___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG, LLP___
(Name – *if individual, state last, first, middle name*)

___700 Louisiana___   ___Houston___   ___TX___   ___77002___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Chad C. Braun___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___AmREIT Securities Company___, as of ___December 31___, 20 _08_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH KORKMAS
Notary Public, State of Texas
My Commission Expires
May 21, 2009

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AMREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Financial Statements

December 31, 2008

(With Independent Auditors' Report Thereon)



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
AmREIT Securities Company:

We have audited the accompanying statement of financial condition of AmREIT Securities Company (the Company, a wholly owned subsidiary of AmREIT Realty Investment Corporation), as of December 31, 2008, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in footnote 1, the company's parent, AmREIT Realty Investment Corporation (ARIC), as part of its strategic plan referred to as "Vision 2010," has exited the fund-raising business and has ceased operations of ASC.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Houston, Texas
February 25, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	141,187
Accounts receivable – related parties		378,573
Accounts receivable		13
Prepaid and other assets		24,416
Total	$	544,189

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	21,240
Total liabilities		21,240
Stockholder's equity:		
Common stock $0.01 par value. Authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		1,008,188
Accumulated deficit		(485,249)
Total stockholder's equity		522,949
Total liabilities and stockholder's equity	$	544,189

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Operations

Year ended December 31, 2008

Revenue:		
Commission income – related party	$	1,364,909
Other income		5,337
Total revenues		1,370,246
Expenses:		
Commissions		963,202
General and administrative		1,018,509
Regulatory and membership fees		26,595
Professional and legal		32,799
Restructuring charges		454,513
Other		1,199
Total expenses		2,496,817
Loss before income tax expense		(1,126,571)
Income tax benefit – related party		(378,573)
State income tax expense		2,857
Net loss	$	(750,855)

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2008

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares	Amount			
Balance, January 1, 2008	1,000	$ 10	158,188	265,606	423,804
Additional equity contribution	—	—	850,000	—	850,000
Net loss	—	—	—	(750,855)	(750,855)
Balance, December 31, 2008	1,000	$ 10	1,008,188	(485,249)	522,949

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Cash Flows

Year ended December 31, 2008

Operating activities:		
Net loss	$	(750,855)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts receivable – related parties		(378,573)
Accounts receivable		67,949
Prepaid and other assets		3,534
Accounts payable – related parties		(682,712)
Accounts payable and accrued liabilities		(52,147)
Net cash used in operating activities		(1,792,804)
Financing activities:		
Additional paid-in capital		830,000
Net cash provided by financing activities		830,000
Net decrease in cash and equivalents		(962,804)
Cash, beginning of year		1,103,991
Cash, end of year	$	141,187
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	29,422
Noncash capital contribution		20,000

See accompanying notes to financial statements.

(1) Nature of Operations

AmREIT Securities Company (ASC) was incorporated in the state of Texas in February 1999, and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly owned subsidiary of AmREIT Realty Investment Corporation (ARIC), which is a wholly owned subsidiary of AmREIT, a full service real estate company based in Houston, Texas. ASC acts exclusively as the dealer manager for AmREIT in the issuance of its nontraded equity securities issued through the independent financial planning broker dealer network on a best efforts basis, and earns security commissions generated through these best efforts offerings and earns security commissions generated through direct participation offerings and private placement activities conducted by affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash, or securities in connection with such transactions and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph k(2)(i) of that rule.

During the third quarter of 2008, AmREIT initiated a strategic plan referred to as "Vision 2010". Vision 2010 is designed to reduce the earnings volatility of AmREIT's business model while also simplifying its capital structure with the ultimate goal of growing its portfolio of Irreplaceable Corners. Vision 2010's plan consists of business model changes which are designed to reduce the earnings volatility created by some of AmREIT's transactional operating subsidiaries, such as ASC. As part of this plan, management elected to cease ASC's operations. As of December 31, 2008, ASC was not distributing any financial products and does not expect to distribute any financial products during 2009.

The accompanying financial statements include the accounts of ASC, on an individual basis. All material affiliate balances and transactions have been disclosed as indicated in the notes to the financial statements.

(2) Significant Accounting Policies

(a) Cash

Cash consists of demand accounts with financial institutions. At December 31, 2008, there were cash balances in excess of FDIC-insured limits. Management monitors activity in these accounts to prevent a risk of loss. To date, ASC has not experienced any losses in its cash accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

(b) Commissions

Commission income and expense approximates 11.0% and 7.75%, respectively, of investment contributions received by affiliated limited partnerships in corporate securities offerings or of investment contributions received by AmREIT related to the issuance of nontraded REIT equity securities and the sale of partnership units for its affiliated limited partnerships. All commissions are subject to moderate discretion determined by ARIC.

(Continued)

(c)   *Income Taxes*

ASC is a wholly owned subsidiary of ARIC and its taxable income or loss is included in the federal income tax return filed by ARIC. Federal income taxes are accounted for under the asset and liability method as if it were computing taxes on a separate company basis. During the year ended December 31, 2008, ASC recorded a federal income tax benefit of $378,573 based on its contribution of a taxable loss to the ARIC consolidated tax return. This amount is entirely a current income tax benefit. At December 31, 2008, $378,573 has been recorded as accounts receivable – related party from ARIC in conjunction with the current year federal income tax benefit.

(d)   *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3)   Liabilities Subordinated to the Claims of General Creditors

At December 31, 2008, the Company had no liabilities subordinated to the claims of general creditors.

(4)   Related-Party Transactions

For the year ended December 31, 2008, ASC recognized commission income of $1,364,909 related to security offerings conducted by AmREIT Monthly Income & Growth Fund IV, Ltd., and AmREIT REITPlus. Commission expense of $963,202 was paid to unaffiliated Financial Industry Regulatory Authority registered broker dealers.

ASC entered into a management agreement with a related party, ARIC, in October 2001. The management agreement provides that ARIC will provide for the day-to-day operations including financial services, bookkeeping, record-keeping, clerical services, required office space and equipment, compliance with reporting and other regulatory obligations, marketing and sales activities research and analysis, and legal and accounting services. The management fee is calculated as 95% of the net income before management fees and income taxes, and is paid to ARIC on a monthly basis. As ASC incurred a net loss for the year ended December 31, 2008, no management fees were recorded in conjunction with the management agreement. As of December 31, 2008, there were no management fees owed to ARIC.

(Continued)

(5)   Net Capital Requirements

ASC is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2008, ASC had net capital, as defined, of $119,960 which was $114,960 in excess of its required net capital of $5,000.

(6)   Restructuring Charges

Restructuring charges includes various personnel, general and administrative, and legal costs associated with canceling the dealer-manager agreement for REITPlus and execution of Vision 2010. For the year ended December 31, 2008, ASC incurred $452,513 of such costs.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934

Year ended December 31, 2008

Computation of net capital:

Total stockholder's equity from statement of financial condition	$	522,949
Deductions:		
Nonallowable assets		402,989
Net capital		119,960

Capital requirement:

Minimum capital required (greater of $5,000 or 1/15 of aggregate indebtedness)		5,000
Net capital in excess of requirement	$	114,960

Total aggregate indebtedness:

Liabilities (from statement of financial condition)	$	21,240
Net capital as above		119,960
Ratio of aggregate indebtedness to net capital		0.18 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the ASC Focus Report part II as of December 31, 2008 as follows:

	Net capital	Aggregate indebtedness
Per FOCUS report	$ 121,946	19,240
Post-closing adjustments, net	(2,000)	2,000
Error in nonallowable assets on FOCUS report	14	—
Per above	$ 119,960	21,240

See accompanying independent auditors' report.

AMREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation for Determination of Reserve
Requirements under Rule 15c3-3

Year ended December 31, 2008

The Company is exempt from the reserve requirements and the related computations for determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AmREIT Securities Company."

During the year ended December 31, 2008, the Company maintained compliance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Information for Possession or Control
Requirements under Rule 15c3-3

Year ended December 31, 2008

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2008 for which instructions to reduce to possession or control had been issued as of December 31, 2008 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
AmREIT Securities Company:

In planning and performing our audit of the financial statements and supplemental schedules of AmREIT Securities Company (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Houston, Texas
February 25, 2009